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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                         GAYLORD CONTAINER CORPORATION
                       (Name of Subject Company (Issuer))

                     TEMPLE-INLAND ACQUISITION CORPORATION
                    AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF

                               TEMPLE-INLAND INC.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)

                                   368145108
                     (CUSIP Number of Class of Securities)

                            M. RICHARD WARNER, ESQ.
                               TEMPLE-INLAND INC.
                             303 SOUTH TEMPLE DRIVE
                                DIBOLL, TX 75941
                                 (936) 829-5511
            (Name, Address and Telephone Number of Person Authorized
     To Receive Notices and Communications on Behalf of the Filing Persons)

                                    Copy to:

                           STEPHEN W. HAMILTON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 371-7000

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
              ----------------------                              ----------------------
                   $65,528,552                                            $6,072

---------------

* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) under the Securities Exchange Act of 1934, as amended, based upon (a) $1.17 multiplied by (b) 56,007,310 representing the aggregate number of shares of Gaylord Container Corporation Class A common stock outstanding as of January 16, 2002 plus the maximum number of shares expected to be issued pursuant to outstanding options prior to the date the offer is expected to be consummated.
** The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $92 per million dollars of the value of the transaction. Sent by wire transfer to the SEC's lockbox account on January 22, 2002.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid: None                           Filing Party: N/A
                Form or Registration No.: N/A                          Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]   third-party tender offer subject to Rule 14d-1.
        [ ]   issuer tender offer subject to Rule 13e-4.
        [ ]   going-private transaction subject to Rule 13e-3.
        [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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



         This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Temple-Inland Inc., a Delaware corporation (the "Parent"), through its indirect, wholly-owned subsidiary, Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as either may be amended or supplemented from time to time, collectively constitute the "Offer Documents"), a copy of which is attached hereto as Exhibit (a)(2). The Offer is made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2002, among the Parent, the Purchaser and the Company, which contemplates the merger of the Purchaser with and into the Company (the "Merger").

         The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule TO. All information in the Offer Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the section of the Offer to Purchase filed as Exhibit (a)(1) captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is Gaylord Container Corporation, a Delaware corporation, and the address of its principal executive offices is 500 Lake Cook Road, Suite 400, Deerfield, Illinois 60015. Its telephone number is
(847) 405-5500.

         (b) The subject class of equity securities is the Company's Class A Common Stock, par value $.0001 per share, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement. The information set forth in the section of the Offer to

Purchase captioned "Introduction" is incorporated herein by reference. As of January 16, 2002, 56,007,310 Shares were outstanding.

         (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a), (b) This Schedule TO is being filed by the Parent and the Purchaser. The information set forth in section 8 ("Certain Information Concerning Parent and the Purchaser") and the section captioned "Schedule I:
Directors and Executive Officers of Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

         (c)(1), (2) and (5) The information set forth in the section of the Offer to Purchase captioned "Schedule I: Directors and Executive Officers of Parent and the Purchaser" is incorporated herein by reference.


         (c)(3), (4) During the last five years, none of the Parent, the Purchaser or, to the best of their knowledge, any of the persons listed on
Schedule I to the Offer to Purchase incorporated herein by reference (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

         (a)(1)(i)-(viii), (xii) The information set forth in the section of the Offer to Purchase captioned "Introduction," and in section 1 ("Terms of the Offer"), section 2 ("Acceptance for Payment and Payment for Shares"), section 3 ("Procedures for Tendering Shares"), section 4 ("Withdrawal Rights"), section 5 ("Certain United States Federal Income Tax Considerations"), section 9 ("Source and Amount of Funds or other Consideration"), section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"), section 11 ("The Merger Agreement; Other Arrangements"), section 12 ("Purpose of the Offer; Plans for the Company"), and section 13 ("Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

         (a)(1)(ix), (x), (xi) Not applicable.

         (a)(2)(i)-(iv), (vii) The information set forth in the section of the Offer to Purchase captioned "Introduction," and in section 1 ("Terms of the Offer"), section 2 ("Acceptance for Payment and Payment for Shares"), section 3 ("Procedures for Tendering Shares"), section 4

("Withdrawal Rights"), section 5 ("Certain United States Federal Income Tax Considerations"), section 9 ("Source and Amount of Funds or other Consideration"), section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"), section 11 ("The Merger Agreement; Other Arrangements"), section 12 ("Purpose of the Offer; Plans for the Company"), section 13 ("Certain Effects of the Offer"), section 15 ("Certain Conditions of the Offer"), section 16 ("Certain Legal Matters; Regulatory Approvals"), and
section 17 ("Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

         (a)(2)(v) and (vi) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) None.

         (b) The information set forth in the section of the Offer to Purchase captioned "Introduction," and in section 8 ("Certain Information Concerning Parent and the Purchaser"), section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"), and section 11 ("The Merger Agreement; Other Arrangements") of the Offer to Purchase and in Exhibits (d)(1), (d)(2) and
(d)(3) attached hereto is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(1-7) The information set forth in the section of the Offer to Purchase captioned "Introduction," and in section 1 ("Terms of the Offer"), section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"), section 11 ("The Merger Agreement; Other Arrangements"), section 12 ("Purpose of the Offer; Plans for the Company"), section 13 ("Certain Effects of the Offer"), and section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b), (d) The information set forth in the Offer to Purchase in section 9 ("Source and Amount of Funds or Other Consideration") is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a), (b) The information set forth in the Offer to Purchase in section 8 ("Certain Information Concerning Parent and the Purchaser"), section 11 ("The Merger Agreement; Other Arrangements") and in the section captioned "Schedule I:
Directors and Executive Officers of Parent and the Purchaser" is in incorporated herein by reference.


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
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the Offer to Purchase in section 18 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

         (a)(1) Not applicable.

         (a)(2-4) The information set forth in the Offer to Purchase in section 11 ("The Merger Agreement; Other Arrangements"), section 13 ("Certain Effects of the Offer"), section 15 ("Certain Conditions of the Offer") and section 16 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (a)(5) None.

         (b) None.

ITEM 12.  EXHIBITS.


         (a)(1)            Offer to Purchase, dated January 22, 2002
         (a)(2)            Form of Letter of Transmittal
         (a)(3)            Form of Notice of Guaranteed Delivery
         (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
         (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
         (a)(7) Joint Press Release issued by the Parent and the Company on January 21, 2002
         (a)(8) Form of Summary Advertisement as published in the Wall Street Journal on January 22, 2002
         (a)(9)            Complaint filed by Absolute Recovery Hedge Fund, L.P.
                           and Absolute Recovery Hedge Fund, Ltd. in the United States District Court for the Southern District of New York, on October 1, 2001
         (a)(10) Amended Class Action Complaint filed by Absolute Recovery Hedge Fund, L.P. and Absolute Recovery
                           Hedge Fund, Ltd. in the United States District Court for the Southern District of New York, on October 11, 2001
         (b)(1) Commitment Letter, dated September 26, 2001, among Parent, Salomon Smith Barney Inc. and
                           Citibank, N.A.
         (b)(2) Amendment Letter to Commitment Letter, dated November 30, 2001, among Parent, Salomon Smith Barney Inc.
                           and Citibank, N.A.
         (b)(3) Amendment Letter to Commitment Letter, dated January 21, 2002, among the Parent, Salomon Smith Barney Inc. and Citibank, N.A.
         (d)(1)            Agreement and Plan of Merger, dated as of January
                           21, 2002, among the Parent, the Purchaser and the Company
         (d)(2)            Stockholders Agreement, dated as of January 21,
                           2002, among the Parent, the Purchaser and certain stockholders of the Company
         (d)(3)            Stock Option Agreement, dated as of January 21,
                           2002, between the Parent and the Company

         (d)(4) Confidentiality Agreement, dated January 19, 2000, between Parent and the Company
         (g)               [None]
         (h)               [None]

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         TEMPLE-INLAND INC.


                                         By:   /s/ M. RICHARD WARNER
                                            -----------------------------------
                                            Name:  M. Richard Warner
                                            Title: Vice President and Chief
                                                   Administrative Officer


                                         TEMPLE-INLAND ACQUISITION CORPORATION


                                         By:   /s/ M. RICHARD WARNER
                                            -----------------------------------
                                            Name:  M. Richard Warner
                                            Title: Vice President


Date: January 22, 2002

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
(a)(1)            Offer to Purchase, dated January 22, 2002
(a)(2)            Form of Letter of Transmittal
(a)(3)            Form of Notice of Guaranteed Delivery
(a)(4)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees
(a)(5)            Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees
(a)(6)            Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9
(a)(7)            Joint Press Release issued by the Parent and the Company on
                  January 21, 2002
(a)(8)            Form of Summary Advertisement as published in the Wall Street
                  Journal on January 22, 2002
(a)(9)            Complaint filed by Absolute Recovery Hedge Fund, L.P. and
                  Absolute Recovery Hedge Fund, Ltd. in the United States
                  District Court for the Southern District of New York, on
                  October 1, 2001
(a)(10)           Amended Class Action Complaint filed by Absolute Recovery
                  Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd. in the
                  United States District Court for the Southern District of New
                  York, on October 11, 2001
(b)(1)            Commitment Letter, dated September 26, 2001, among Parent,
                  Salomon Smith Barney Inc. and Citibank, N.A.
(b)(2)            Amendment Letter to Commitment Letter, dated November 30,
                  2001, among Parent, Salomon Smith Barney Inc. and Citibank,
                  N.A.
(b)(3)            Amendment Letter to Commitment Letter, dated January 21, 2002, among the Parent, Salomon Smith Barney Inc. and Citibank,
                  N.A.
(d)(1)            Agreement and Plan of Merger, dated as of January 21, 2002, among the Parent, the Purchaser and the Company
(d)(2)            Stockholders Agreement, dated as of January 21, 2002, among the Parent, the Purchaser and certain stockholders of the
                  Company
(d)(3)            Stock Option Agreement, dated as of January 21, 2002,
                  between the Parent and the Company
(d)(4)            Confidentiality Agreement, dated January 19, 2000, between
                  Parent and the Company
(g)               [None]
(h)               [None]